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                                                   [DR. REDDY'S LOGO]

                                                   DR. REDDY'S LABORATORIES LTD.

                                                   7-1-27 Ameerpet,
                                                   Hyderabad - 500 016, India.
                                                   Tel : 91 40 373 1946
                                                   Fax : 91 40 373 1955

                                                   www.drreddys.com

February 13, 2006


Amy Bruckner,
Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

     Re:  Dr. Reddy's Laboratories Limited
          Form 20-F for fiscal year ended March 31, 2005
          Letter from Securities and Exchange Commission dated February 2, 2006 File No. 001-15182

Dear Ms. Bruckner:

This letter is sent to you in reference to your letter dated February 2, 2006 requesting information and certain clarifications in connection with the Dr. Reddy's Laboratories Limited Form 20-F for the fiscal year ended March 31, 2005. In your letter, you requested that our reply be submitted within ten (10) business days. We would like to inform you that we are in the process of compiling a detailed reply to each of the clarifications sought in your letter, and anticipate that we will be in a position to provide a response on March 1, 2006.

Furthermore, we would like to inform you that we have responded by letter dated February 10, 2006 to the letter dated September 30, 2005 from the Commission's Office of Global Security Risk regarding our activities in certain countries.

Respectfully submitted,

Dr. Reddy's Laboratories Limited


By: /s/ V. Viswanath
    ----------------------
    V. VISWANATH
    COMPANY SECRETARY